Filed Pursuant to Rule 424(b)(3)
Registration No. 333-121094
COLE CREDIT PROPERTY TRUST II, INC.
SUPPLEMENT NO. 12 DATED NOVEMBER 21, 2006
TO THE PROSPECTUS DATED JUNE 27, 2005
     This document supplements, and should be read in conjunction with, the prospectus of Cole Credit Property Trust II, Inc. dated June 27, 2005, Supplement No. 1 dated October 20, 2005, Supplement No. 2 dated December 2, 2005, Supplement No. 3 dated December 23, 2005, Supplement No. 4 dated February 1, 2006, Supplement No. 5 dated March 10, 2006, Supplement No. 6 dated March 23, 2006, Supplement No. 7 dated May 5, 2006, Supplement No. 8 dated June 23, 2006, Supplement No. 9 dated August 4, 2006, Supplement No. 10 dated September 25, 2006 and Supplement No. 11 dated October 30, 2006. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.
          The purpose of this supplement is to describe the following:
(1)	the status of the offering of shares in Cole Credit Property Trust II, Inc.;

(2)	the registration of additional shares to be offered in our primary offering and pursuant to our distribution reinvestment plan;

(3)	updates to our acquisition and investment policies; and

(4)	the increase in the number of shares authorized under our charter.
Status of the Offering
          We commenced our initial public offering of shares of our common stock on June 27, 2005. We have accepted investors’ subscriptions received through November 20, 2006, and have issued an aggregate of approximately 25.0 million shares of our common stock to stockholders, with gross proceeds of approximately $249.0 million distributed to us. For additional information, see the “Plan of Distribution – Subscription Process” section of the prospectus beginning on page 133.
Registration of Additional Shares for Offering in our Primary Offering and Distribution Reinvestment Plan
          The following information replaces the second paragraph on the cover of our prospectus:
          We are offering up to a maximum of 49,390,000 shares of our common stock in our primary offering for $10.00 per share, with discounts available for certain categories of purchasers. We also are offering up to 5,952,000 shares pursuant to our distribution reinvestment plan at a purchase price during this offering of $9.50 per share. We will offer these shares until June 27, 2007, which is two years after the effective date of this offering, unless the offering is extended.
          The following information replaces the table on the cover of our prospectus:

	Price	Selling	Dealer	Net Proceeds
	to Public	Commissions	Manager Fee	(Before Expenses)
Primary Offering
Per Share	$10.00	$0.70	$0.15	$9.15
Total Minimum	$2,500,000	$175,000	$37,500	$2,287,500
Total Maximum	$493,900,000	$34,573,000	$7,408,500	$451,918,500
Distribution Reinvestment Plan
Per Share	$9.50	$—	$—	$9.50
Total Maximum	$56,544,000	$—	$—	$56,544,000

          The following information replaces the section of our prospectus captioned “Prospectus Summary — Estimated Use of Proceeds of This Offering” on page 8 of the prospectus:
          Depending primarily on the number of shares we sell in this offering and assuming all shares sold under our distribution reinvestment plan are sold at $9.50 per share, we estimate for each share sold in this offering that approximately $8.87 will be available for the purchase of real estate. We will use the remainder of the offering proceeds to pay the costs of the offering, including selling commissions and the dealer manager fee, and to pay a fee to our advisor for its services in connection with the selection and acquisition of properties. We will not pay selling commissions or a dealer manager fee on shares sold under our distribution reinvestment plan. The table below sets forth our estimated use of proceeds from this offering:

	Minimum Offering		Maximum Offering
	Amount	Percent	Amount	Percent
Gross Offering Proceeds	$2,500,000	100.0%	$550,444,000	100.0%
Less Public Offering Expenses:
Selling Commissions and Dealer Manager Fee	212,500	8.5%	41,981,500	7.6%
Organization and Offering Expenses	37,500	1.5%	8,256,660	1.5%

Amount Available for Investment	$2,250,000	90.0%	$500,205,840	90.9%
Acquisition and Development:
Acquisition and Advisory Fees	43,902	1.8%	9,760,114	1.8%
Acquisition Expenses	10,976	0.4%	2,440,029	0.4%
Initial Working Capital Reserve	—	0%	—	0%

Amount Invested in Properties	$2,195,122	87.8%	$488,005,697	88.7%

          The following information replaces the first paragraph of the section of our prospectus captioned “Prospectus Summary — The Offering” on page 11 of the prospectus:
          We are offering an aggregate of 49,390,000 shares of common stock in our primary offering on a best-efforts basis at $10.00 per share. Discounts are available for certain categories of purchasers as described in the “Plan of Distribution” section of this prospectus. We are also offering 5,952,000 shares of common stock under our distribution reinvestment plan at $9.50 per share, subject to certain limitations, as described in the “Distribution Reinvestment Plan” section of this prospectus. We will offer shares of common stock in our primary offering until the earlier of June 27, 2007, which is two years from the effective date of this offering, unless the offering is extended, or the date we sell 49,390,000 shares. We may sell shares under the distribution reinvestment plan beyond the termination of our primary offering until we have sold 5,952,000 shares through the reinvestment of distributions, but only if there is an effective registration statement with respect to the shares. Under the Securities Act of 1933, as amended (Securities Act), and in some states, we may not be able to continue the offering for these periods without filing a new registration statement, or in the case of shares sold under the distribution reinvestment plan, renew or extend the registration statement in such state. We may terminate this offering at any time prior to the stated termination date.
          The following information replaces the section of our prospectus captioned “Prospectus Summary — Compensation to Cole Advisors II and its Affiliates” beginning on page 11 of the prospectus:
          Cole Advisors II and its affiliates will receive compensation and reimbursement for services relating to this offering and the investment and management of our assets. The most significant items of compensation are included in the table below. The selling commissions and dealer manager fee may vary for different categories of purchasers. See the “Plan of Distribution” section of this prospectus. The table below assumes the shares are sold through distribution channels associated with the highest possible selling commissions and dealer manager fees and accounts for the fact that shares are sold through our distribution reinvestment plan at $9.50 per share with no selling commissions and no dealer manager fee.

Estimated Amount for
Minimum Offering
(250,000 shares)/Maximum
Offering
Type of Compensation	Determination of Amount	(55,342,000 shares)

Offering Stage

Selling Commissions	We will pay to Cole Capital Corporation 7.0% of gross proceeds of our primary offering; we will not pay any selling commissions on sales	$175,000/$34,573,000
of shares under our distribution reinvestment plan; Cole Capital Corporation will reallow all selling commissions to participating broker-dealers.

Dealer Manager Fee	We will pay to Cole Capital Corporation 1.5% of gross proceeds of our primary offering; we will not pay a dealer manager fee with respect to sales under our distribution reinvestment plan.	$37,500/$7,408,500

Other Organization and Offering Expenses	We will reimburse Cole Advisors II up to 1.5% of gross offering proceeds for organization and offering expenses.	$37,500/$8,256,660

Operational Stage

Acquisition and Advisory Fees	We will pay Cole Advisors II 2.0% of the contract purchase price of each property acquired.	$43,902/$9,760,114

Acquisition Expenses	We will reimburse Cole Advisors II for acquisition expenses incurred in acquiring property. We expect these fees to be approximately 0.5% of the purchase price of each property. In no event will the total of all acquisition and advisory fees and acquisition expenses payable with respect to a particular investment exceed 4% of the contract purchase price.	Actual amounts are dependent upon the actual expenses incurred in acquiring a property or asset, and therefore cannot be determined at this time.

Asset Management Fees	We will pay Cole Advisors II a monthly fee equal to 0.02083%, which is one-twelfth of 0.25%, of the aggregate assets value plus costs and expenses incurred by the advisor in providing asset management services.	Not determinable at this time. Because the fee is based on a fixed percentage of aggregate asset value there is no maximum dollar amount of this fee.

Property Management and Leasing Fees	For the management and leasing of our properties, we will pay Fund Realty Advisors, an affiliate of our advisor, a property management fee equal to 2.0% of gross revenues plus market-based leasing commissions applicable to the geographic location of the property. We also will reimburse Fund Realty Advisors’ costs of managing the properties. Fund Realty Advisors or its affiliates may also receive a fee for the initial leasing of newly constructed properties, which would generally equal one month’s rent. The aggregate of all property management and leasing fees paid to our affiliates plus all payments to third parties for such fees will not exceed the amount that other nonaffiliated management and leasing companies generally charge for similar services in the same geographic location as determined by a survey of brokers and agents in such area.	Not determinable at this time. Because the fee is based on a fixed percentage of gross revenue and/or market rates, there is no maximum dollar amount of this fee

Estimated Amount for
Minimum Offering
(250,000 shares)/Maximum
Offering
Type of Compensation	Determination of Amount	(55,342,000 shares)
Operating Expenses	We will reimburse our advisor’s costs of providing administrative services, subject to the limitation that we will not reimburse our advisor for any amount by which our operating expenses (including the asset management fee) at the end of the four preceding fiscal quarters exceeds the greater of (i) 2% of average invested assets, or (ii) 25% of net income other than any additions to reserves for depreciation, bad debt or other similar non-cash reserves and excluding any gain from the sale of assets for that period. Additionally, we will not reimburse our advisor for personnel costs in connection with services for which the advisor receives acquisition fees or real estate commissions.	Not determinable at this time.

Financing Coordination Fee	If our advisor provides services in connection the origination or refinancing of any debt that we obtain, and use to acquire properties or to make other permitted investments, or that is assumed, directly or indirectly, in connection with the acquisition of properties, we will pay the advisor a financing coordination fee equal to 1% of the amount available and/or outstanding under such financing, subject to certain limitations.	Not determinable at this time. Because the fee is based on a fixed percentage of any debt financing, there is no maximum dollar amount of this fee.

Liquidation/ Listing Stage

Real Estate Commissions	Up to one-half of the brokerage commission paid on the sale of property, not to exceed 2.0% of the contract price for property sold, in each case, payable to our advisor if our advisor or its affiliates, as determined by a majority of the independent directors, provided a substantial amount of services in connection with the sale.	Not determinable at this time. Because the commission is based on a fixed percentage of the contract price for a sold property, there is no maximum dollar amount of these commissions.

Subordinated Participation in Net Sale Proceeds (payable only if we are not listed on an exchange)	10.0% of remaining net sale proceeds after return of capital plus payment to investors of an 8.0% cumulative, non-compounded return on the capital contributed by investors. We cannot assure you that we will provide this 8.0% return, which we have disclosed solely as a measure for our advisor’s incentive compensation.	Not determinable at this time. There is no maximum amount of these payments.

Subordinated Incentive Listing Fee (payable only if we are listed on an exchange, which we have no intent to do at this time)	10.0% of the amount by which our adjusted market value plus distributions exceeds the aggregate capital contributed by investors plus an amount equal to an 8.0% cumulative, non-compounded annual return to investors. We cannot assure you that we will provide this 8.0% return, which we have disclosed solely as a measure for our advisor’s incentive compensation.	Not determinable at this time. There is no maximum amount of this fee.

          The following information replaces the section of our prospectus captioned “Prospectus Summary — Distribution Reinvestment Plan” on page 15 of the prospectus:
          Under our distribution reinvestment plan, you may have the distributions you receive reinvested in additional shares of our common stock. The purchase price per share under our distribution reinvestment plan will be the higher of 95% of the fair market value per share as determined by our board of directors and $9.50 per share. No sales commissions or dealer manager fees will be paid on shares sold under the distribution reinvestment plan. If you participate in the distribution reinvestment plan, you will not receive the cash from your distributions, other than special distributions that are designated by our board of directors. As a result, you may have a tax liability with respect to your share of our taxable income, but you will not receive cash distributions to pay such liability. We may terminate the distribution reinvestment plan at our discretion at any time upon ten days prior written notice to you. Additionally, we will be required to discontinue sales of shares under the distribution reinvestment plan on the earlier of June 27, 2007, which is two years from the effective date of this offering, unless the offering is extended, or the date we sell 5,952,000 shares under the plan, unless we file a new registration statement with the Securities and Exchange Commission and applicable states.
          The following information replaces the section of our prospectus captioned “Estimated Use of Proceeds” beginning on page 43 of the prospectus:
          The following table sets forth information about how we intend to use the proceeds raised in this offering, assuming that we sell either the minimum offering of 250,000 shares, or the maximum offering of 550,440,000 of shares, respectively, of common stock pursuant to this offering. Many of the figures set forth below represent management’s best estimate since they cannot be precisely calculated at this time. Assuming a maximum offering we expect that approximately 88.7% of the money that stockholders invest will be used to buy real estate or make other investments, while the remaining approximately 11.3% will be used for working capital, including reserves for working capital, and to pay expenses and fees including the payment of fees to Cole Advisors II, our advisor, and Cole Capital Corporation, our dealer manager.

	Minimum Offering		Maximum Offering
	Amount (1)	Percent	Amount (2)	Percent
Gross Offering Proceeds	$2,500,000	100.0%	$550,444,000	100.0%
Less Public Offering Expenses:
Selling Commissions and Dealer Manager Fee (3)	212,500	8.5%	41,981,500	7.6%
Organization and Offering Expenses (4)	37,500	1.5%	8,256,660	1.5%

Amount Available for Investment (5)	$2,250,000	90.0%	$500,205,840	90.9%
Acquisition and Development:
Acquisition and Advisory Fees (6)	43,902	1.8%	9,760,114	1.8%
Acquisition Expenses (7)	10,976	0.4%	2,440,029	0.4%
Initial Working Capital Reserve (8)	—	0%	—	0%

Amount Invested in Properties (9)	$2,195,122	87.8%	$488,005,697	88.7%

(1)	Assumes the minimum offering of 250,000 shares are sold in this offering.

(2)	Assumes the maximum offering is sold, which includes 49,390,000 shares offered to the public at $10.00 per share and 5,952,000 shares offered pursuant to our distribution reinvestment plan at $9.50 per share.

(3)	Includes selling commissions equal to 7.0% of aggregate gross offering proceeds, which commissions may be reduced under certain circumstances, and a dealer manager fee equal to 1.5% of aggregate gross offering proceeds, both of which are payable to the dealer manager, an affiliate of our advisor. The dealer manager, in its sole discretion, may reallow selling commissions of up to 7.0% of gross offering proceeds to other broker-dealers participating in this offering attributable to the units sold by them and may reallow its dealer manager fee up to 1.5% of gross offering proceeds in marketing fees and due diligence expenses to broker-dealers participating in this offering based on such factors including the participating broker-dealer’s level of marketing support, level of due diligence review and success of its sales efforts, each as compared to those of the other participating broker-dealers. Additionally, we will not pay a selling commission or a dealer manager fee on shares purchased pursuant to our distribution reinvestment plan. The amount of selling commissions may be reduced under certain circumstances for volume discounts. See the “Plan of Distribution” section of this prospectus for a description of such provisions.

(4)	Organization and offering expenses consist of reimbursement of actual legal, accounting, printing and other accountable offering expenses, including amounts to reimburse Cole Advisors II, our advisor, for marketing, salaries and direct expenses of its employees while engaged in registering and marketing the shares and other marketing and organization costs, other than selling commissions and the dealer manager fee. Cole Advisors II and its affiliates will be responsible for the payment of organization and offering expenses, other than selling commissions and the dealer manager fee, to the extent they exceed 1.5% of gross offering proceeds without recourse against or reimbursement by us. We currently estimate that approximately $8,256,660 of organization and offering costs will be incurred if the maximum offering of 55,342,000 (approximately $550,444,000) shares is sold.

(5)	Until required in connection with the acquisition and development of properties, substantially all of the net proceeds of the offering and, thereafter, any working capital reserves we may have may be invested in short-term, highly-liquid investments including government obligations, bank certificates of deposit, short-term debt obligations and interest-bearing accounts.

(6)	Acquisition and advisory fees are defined generally as fees and commissions paid by any party to any person in connection with identifying, reviewing, evaluating, investing in and the purchase, development or construction of properties. We will pay our advisor, acquisition and advisory fees up to a maximum amount of 2.0% of the contract purchase price of each property acquired, which for purposes of this table we have assumed is an aggregate amount equal to our estimated amount invested in properties. Acquisition and advisory fees do not include acquisition expenses. For purposes of this table, we have assumed that no financing is used to acquire properties or other real estate assets.

(7)	Acquisition expenses include legal fees and expenses, travel expenses, costs of appraisals, nonrefundable option payments on property not acquired, accounting fees and expenses, title insurance premiums and other closing costs and miscellaneous expenses relating to the selection, acquisition and development of real estate properties. For purposes of this table, we have assumed expenses of 0.5% of average invested assets, which for purposes of this table we have assumed is our estimated amount invested in properties; however, expenses on a particular acquisition may be higher. Notwithstanding the foregoing, pursuant to our charter, the total of all acquisition expenses and acquisition fees payable with respect to a particular property or investment shall be reasonable, and shall not exceed an amount equal to 4% of the contract price of the property, or in the case of a mortgage loan 4% of the funds advanced, unless a majority of our directors (including a majority of our independent directors) not otherwise interested in the transaction approve fees and expenses in excess of the limit and determine the transaction to be commercially competitive, fair and reasonable to us.

(8)	Working capital reserves typically are utilized for extraordinary expenses that are not covered by revenue generation of the property, such as tenant improvements, leasing commissions and major capital expenditures. Alternatively, a lender may require its own formula for escrow of working capital reserves. We do not expect to maintain working capital reserves.

(9)	Includes amounts anticipated to be invested in properties net of fees and expenses.
The following information replaces the section of our prospectus captioned “Management Compensation” beginning on page 59 of the prospectus:
          We have no paid employees. Cole Advisors II, our advisor, and its affiliates will manage our day-to-day affairs. The following table summarizes all of the compensation and fees we will pay to Cole Advisors II and its affiliates, including amounts to reimburse their costs in providing services. The selling commissions may vary for different categories of purchasers. See “Plan of Distribution.” This table assumes the shares are sold through distribution channels associated with the highest possible selling commissions and dealer manager fee.

Estimated Amount for
Minimum Offering
(250,000 shares)/Maximum
Offering
Type of Compensation (1)	Determination of Amount	(55,342,000 shares) (2)

Offering Stage

Selling Commissions — Cole	We will pay to Cole Capital Corporation 7.0%	$175,000/$34,573,0000
Capital Corporation(3)	of the gross offering proceeds before reallowance of commissions earned by participating broker-dealers, except that no selling commission is payable on shares sold under our distribution reinvestment plan. Cole Capital Corporation, our dealer manager, will reallow 100.0% of commissions earned to participating broker-dealers.

Dealer Manager Fee — Cole Capital Corporation(3)	We will pay to Cole Capital Corporation 1.5% of the gross offering proceeds before reallowance to participating broker-dealers, except that no dealer manager fee is payable on shares sold under our distribution reinvestment plan. Cole Capital Corporation will reallow a portion of its dealer manager fee to participating broker-dealers. See “Plan of Distribution.”	$37,500/$7,408,500

Reimbursement of Other Organization and Offering Expenses — Cole Advisors II(4)	We will reimburse Cole Advisors II up to 1.5% of our gross offering proceeds. Cole Advisors II will incur or pay our organization and offering expenses (excluding selling commissions and the dealer manager fee). We will then reimburse Cole Advisors II for these amounts up to 1.5% of aggregate gross offering proceeds.	$37,500/$8,256,660

Acquisition and Operational Stage

Acquisition and Advisory Fees — Cole Advisors II(5)(6)	We will pay to Cole Advisors II a 2.0% of the contract purchase price of each property or asset.	$43,902/$9,760,114

Acquisition Expenses — Cole Advisors II	We will reimburse our advisor for acquisition expenses incurred in the process of acquiring property. We expect these expenses to be approximately 0.5% of the purchase price of each property. In no event will the total of all fees and acquisition expenses payable with respect to a particular property or investment exceed 4% of the contract purchase price.	Actual amounts are dependent upon the expenses incurred in acquiring a property or asset, and therefore, cannot be determined at this time.

Asset Management Fee — Cole Advisors II(7)(8)	We will pay to Cole Advisors II a monthly fee equal to 0.02083%, which is one-twelfth of 0.25%, of the aggregate asset value.	Actual amounts are dependent upon the aggregate asset value of our properties and, therefore, cannot be determined at the present time. Because the fee is based on a fixed percentage of aggregate asset value there is no limit on the aggregate amount of these fees.

Property Management Fees — Fund Realty Advisors(8)	We will pay to Fund Realty Advisors up to 2.0% of the gross revenues from the properties plus reimbursement of Fund Realty Advisors’ costs of managing the properties.	Actual amounts are dependent upon the gross revenues from properties and, therefore, cannot be determined at the present time. Because the fee is based on a fixed percentage of the gross revenue and/or market rates, there is no

Estimated Amount for
Minimum Offering
(250,000 shares)/Maximum
Offering
Type of Compensation	Determination of Amount	(55,342,000 shares)
limit on the aggregate amount of these fees.

Leasing Commissions — Fund Realty Advisors(8)	We will pay to Fund Realty Advisors prevailing market rates. Fund Realty Advisors may also receive a fee for the initial listing of newly constructed properties, which generally would equal one month’s rent.	Actual amounts are dependent upon prevailing market rates in the geographic regions in which we acquire property and, therefore, cannot be determined at the present time. There is no limit on the aggregate amount of these commissions.

Financing Coordination Fee — Cole Advisors II(6)	For services in connection with the origination or refinancing of any debt financing obtained that we use to acquire properties or to make other permitted investments, or that is assumed, directly or indirectly, in connection with the acquisition of properties, we will pay our advisor a financing coordination fee equal to 1.0% of the amount available and/or outstanding under such financing; provided, however, that our advisor will not be entitled to a financing coordination fee in connection with the refinancing of any loan secured by any particular property that was previously subject to a refinancing in which our advisor received such a fee. Financing coordination fees payable from loan proceeds from permanent financing will be paid to our advisor as we acquire such permanent financing. However, no acquisition fees will be paid on the investments of loan proceeds from any line of credit until such time as we have invested all net offering proceeds.	Actual amounts are dependent on the amount of any debt financing or refinancing and, therefore, cannot be determined at the present time. Because the fee is based on a fixed percentage of any debt financing, there is no limit on the aggregate amount of these fees.

Operating Expenses — Cole Advisors II(9)	We will reimburse the expenses incurred by Cole Advisors II in connection with its provision of administrative services, including related personnel costs, subject to the limitation that we will not reimburse our advisor for any amount by which the operating expenses (including the asset management fee) at the end of the four preceding fiscal quarters exceeds the greater of (i) 2% of average invested assets, or (ii) 25% of net income other than any additions to reserves for depreciation, bad debt or other similar non-cash reserves and excluding any gain from the sale of assets for that period.	Actual amounts are dependent upon the expenses incurred and, therefore, cannot be determined at the present time.

Liquidation/ Listing Stage

Real Estate Commissions — Cole Advisors II or its Affiliates(10)	For substantial assistance in connection with the sale of properties, we will pay our advisor or its affiliates an amount equal to up to one-half of the brokerage commission paid on the sale of property, not to exceed 2.0% of the contract price of each property sold; provided, however, in no event may the real estate commissions paid to our advisor, its affiliates	Actual amounts are dependent upon the contract price of properties sold and, therefore, cannot be determined at the present time. Because the commission is based on a fixed percentage of the contract price for a sold property, there is no limit on the aggregate amount of these commissions.

Estimated Amount for
Minimum Offering
(250,000 shares)/Maximum
Offering
Type of Compensation	Determination of Amount	(55,342,000 shares)
and unaffiliated third parties exceed 6.0% of the contract sales price.

Subordinated Participation in Net Sale Proceeds — Cole Advisors II(11)	After investors have received a return of their net capital invested and an 8.0% annual cumulative, non- compounded return, then Cole Advisors II is entitled to receive 10.0% of remaining net sale proceeds. We cannot assure you that we will provide this 8.0% return, which we have disclosed solely as a measure for our advisor’s incentive compensation.	Actual amounts are dependent upon results of operations and, therefore, cannot be determined at the present time. There is no limit on the aggregate amount of these payments.

Offering Stage

Subordinated Incentive Listing Fee — Cole Advisors II(11)(12)	Upon listing our common stock on a national securities exchange or for quotation on The Nasdaq National Market, our advisor is entitled to a fee equal to 10.0% of the amount, if any, by which (1) the market value of our outstanding stock plus distributions paid by us prior to listing, exceeds (2) the sum of the total amount of capital raised from investors and the amount of cash flow necessary to generate an 8.0% annual cumulative, non- compounded return to investors. We have no intent to list our shares at this time. We cannot assure you that we will provide this 8.0% return, which we have disclosed solely as a measure for our advisor’s incentive compensation.	Actual amounts are dependent upon total equity and debt capital we raise and results of operations and, therefore, cannot be determined at the present time. There is no limit on the aggregate amount of this fee.

(1)	We will pay all fees, commissions and expenses in cash, other than the subordinated participation in net sales proceeds and incentive listing fees with respect to which we may pay to Cole Advisors II in cash, common stock, a promissory note or any combination of the foregoing, as we may determine in our discretion.

(2)	The estimated maximum dollar amounts are based on the sale of a maximum of 49,390,000 shares to the public at $10.00 per share and the sale of 5,952,000 shares at $9.50 per share pursuant to our distribution reinvestment plan.

(3)	Selling commissions and, in some cases, the dealer manager fee, will not be charged with regard to shares sold to or for the account of certain categories of purchasers. See “Plan of Distribution.” Selling commissions and the dealer manager fee will not be charged with regard to shares purchased pursuant to our distribution reinvestment plan.

(4)	These organization and offering expenses include all expenses (other than selling commissions and the dealer manager fee) to be paid by us in connection with the offering, including our legal, accounting, printing, mailing and filing fees, charges of our escrow holder, due diligence expense reimbursements to participating broker-dealers and amounts to reimburse Cole Advisors II for its portion of the salaries of the employees of its affiliates who provide services to our advisor and other costs in connection with preparing supplemental sales materials, holding educational conferences and attending retail seminars conducted by broker-dealers. Our advisor will be responsible for the payment of all such organization and offering expenses to the extent such expenses exceed 1.5% of the aggregate gross proceeds of this offering.

(5)	This estimate assumes the amount of proceeds available for investment is equal to the gross offering proceeds less the public offering expenses, and we have assumed that no financing is used to acquire properties or other real estate assets. Our charter limits our ability to purchase property if the total of all acquisition fees and expenses relating to the purchase exceeds 4.0% of the contract purchase price unless a majority of our directors (including a majority of our independent directors) not otherwise interested in the transaction approve fees and expenses in excess of this limit and determine the transaction to be commercially competitive, fair and reasonable to us.

(6)	Included in the computation of such fees will be any real estate commission, acquisition and advisory fee, development fee, construction fee, non-recurring management fee, loan fees, financing coordination fees or points or any fee of a similar nature.

(7)	Aggregate asset value will be equal to the aggregate value of our assets (other than investments in bank accounts, money markets funds or other current assets) at cost before deducting depreciation, bad debts or other similar non-cash reserves and without reduction for any debt relating to such assets at the date of measurement, except that during such periods in which our board of directors is determining on a regular basis the current value of our net assets for purposes of enabling fiduciaries of employee benefit plans stockholders to comply with applicable Department of Labor reporting requirements, aggregate asset value is the greater of (i) the amount determined pursuant to the foregoing or (ii) our assets’ aggregate valuation most recently established by our board without reduction for depreciation, bad debts or other similar non-cash reserves and without reduction for any debt secured by or relating to such assets.

(8)	The property management and leasing fees payable to Fund Realty Advisors are subject to the limitation that the aggregate of all property management and leasing fees paid to Fund Realty Advisors and its affiliates plus all payments to third parties for property management and leasing services may not exceed the amount that other non-affiliated property management and leasing companies generally charge for similar services in the same geographic location. Additionally, all property management and leasing fees, including both those paid to Fund Realty Advisors and third parties, are subject to the limit on total operating expenses as described in footnote (5). Fund Realty Advisors may subcontract its duties for a fee that may be less than the fee provided for in our property management agreement with Fund Realty Advisors.

(9)	We may reimburse our advisor in excess of that limit in the event that a majority of our independent directors determine, based on unusual and non-recurring factors, that a higher level of expense is justified. In such an event, we will send notice to each of our stockholders within 60 days after the end of the fiscal quarter for which such determination was made, along with an explanation of the factors our independent directors considered in making such determination. We will not reimburse our advisor for personnel costs in connection with services for which the advisor receives acquisition fees or real estate commissions.

We lease our office space from an affiliate of our advisor and share the space with other Cole-related entities. The amount we will pay under the lease will be determined on a monthly basis based upon on the allocation of the overall lease cost to the approximate percentage of time, size of the area that we utilize and other resources allocated to us.

(10)	Although we are most likely to pay real estate commissions to Cole Advisors II or an affiliate in the event of our liquidation, these fees may also be earned during our operational stage.

(11)	Upon termination of the advisory agreement, Cole Advisors II may be entitled to a similar performance fee if Cole Advisors II would have been entitled to a subordinated participation in net sale proceeds had the portfolio been liquidated (based on an independent appraised value of the portfolio) on the date of termination. Under our charter, we could not increase these success-based fees without the approval of a majority of our independent directors, and any increase in the subordinated participation in net sale proceeds would have to be reasonable. Our charter provides that such incentive fee is “presumptively reasonable” if it does not exceed 10.0% of the balance of such net proceeds remaining after investors have received a return of their net capital contributions and an 8.0% per year cumulative, non-compounded return.

Cole Advisors II cannot earn both the subordinated participation in net sale proceeds and the subordinated incentive listing fee either of which may be, at our discretion, paid in the form of cash, shares of our common stock, a promissory note, or any combination of the foregoing. If shares are used for payment, we do not anticipate that they will be registered under the Securities Act and therefore, will be subject to restrictions on transferability. Any portion of the subordinated participation in net sale proceeds that Cole Advisors II receives prior to our listing will offset the amount otherwise due pursuant to the subordinated incentive listing fee.

(12)	If at any time the shares become listed on a national securities exchange or included for quotation on The Nasdaq National Market, we will negotiate in good faith with Cole Advisors II a fee structure appropriate for an entity with a perpetual life. Our independent directors must approve the new fee structure negotiated with Cole Advisors II. The market value of our outstanding stock will be calculated based on the average market value of the shares issued and outstanding at listing over the 30 trading days beginning 180 days after the shares are first listed or included for quotation. We have the option to pay the subordinated incentive listing fee in the form of stock, cash, a promissory note or any combination thereof. In the event the subordinated incentive listing fee is earned by Cole Advisors II as a result of the listing of the shares, any previous payments of the subordinated participation in net sale proceeds will offset the amounts due pursuant to the subordinated incentive listing fee, and we will not be required to pay Cole Advisors II any further subordinated participation in net sale proceeds.
          At least a majority of our independent directors must determine, from time to time but at least annually, that our total fees and expenses are reasonable in light of our investment performance, net assets, net income and the fees and expenses of other comparable unaffiliated REITs. Each such determination will be reflected in the minutes of our board of directors. Our independent directors shall also supervise the performance of our advisor and the compensation that we pay to it to determine that the provisions of our advisory agreement are being carried out.
          Each such determination will be recorded in the minutes of our board of directors and based on the factors set forth below and other factors that the independent directors deem relevant:
•	the size of the advisory fee in relation to the size, composition and profitability of our portfolio;

•	the success of Cole Advisors II in generating opportunities that meet our investment objectives;

•	the rates charged to other REITs, especially similarly structured REITs, and to investors other than REITs by advisors performing similar services;

•	additional revenues realized by Cole Advisors II through its relationship with us;

•	the quality and extent of service and advice furnished by Cole Advisors II;

•	the performance of our investment portfolio, including income, conservation or appreciation of capital, frequency of problem investments and competence in dealing with distress situations; and

•	the quality of our portfolio in relationship to the investments generated by Cole Advisors II for the account of other clients.
          Since Cole Advisors II and its affiliates are entitled to differing levels of compensation for undertaking different transactions on our behalf, such as the property management fees for operating our properties and the subordinated participation in net sale proceeds, our advisor has the ability to affect the nature of the compensation it receives by undertaking different transactions. However, Cole Advisors II is obligated to exercise good faith and integrity in all its dealings with respect to our affairs pursuant to the advisory agreement. See “Management — The Advisory Agreement.”
          The following information replaces the section of our prospectus captioned “Share Redemption Program” beginning on page 119 of the prospectus:
          Our board of directors has adopted a share redemption program that enables our stockholders to sell their shares to us in limited circumstances. Our share redemption program permits you to sell your shares back to us after you have held them for at least one year, subject to the significant conditions and limitations described below.
          Our common stock is currently not listed on a national securities exchange, or included for quotation on a national securities market, and we will not seek to list our stock until such time as our independent directors believe that the listing of our stock would be in the best interest of our stockholders. In order to provide stockholders with the benefit of interim liquidity, stockholders who have held their shares for at least one year may present all or a portion consisting of at least 25%, of the holder’s shares to us for redemption at any time in accordance with the procedures outlined below. At that time, we may, subject to the conditions and limitations described below, redeem the shares presented for redemption for cash to the extent that we have sufficient funds available to us to fund such redemption. We will not pay to our board of directors, advisor or its affiliates any fees to complete any transactions under our share redemption program.
          During the term of this offering, the redemption price per share will depend on the length of time you have held such shares as follows: after one year from the purchase date — 92.5% of the amount you paid for each share; after two years from the purchase date — 95.0% of the amount you paid for each share, after three years from the purchase date — 97.5% of the amount you paid for each share; and after four years from the purchase date — 100.0% of the amount you paid for each share (in each case, as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to our common stock). At any time we are engaged in an offering of shares, the per share price for shares purchased under our redemption plan will always be equal to or lower than the applicable per share offering price. Thereafter the per share redemption price will be based on the then-current net asset value of the shares (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to our common stock). Our board of directors will announce any redemption price adjustment and the time period of its effectiveness as a part of its regular communications with our stockholders. At any time the redemption price is determined by any method other than the net asset value of the shares, if we have sold property and have made one or more special distributions to our stockholders of all or a portion of the net proceeds from such sales, the per share redemption price will be reduced by the net sale proceeds per share distributed to investors prior to the redemption date as a result of the sale of such property in the special distribution. Our board of directors will, in its sole discretion, determine which distributions, if any, constitute a special distribution. While our board of directors does not have specific criteria for determining a special distribution, we expect that a special distribution will only occur upon the sale of a property and the subsequent distribution of the net sale proceeds. Upon receipt of a request for redemption, we will conduct a Uniform Commercial Code search to ensure that no liens are held against the shares. We will charge an administrative fee of $250 to the stockholder for the search and other costs, which will be deducted from the proceeds of the redemption or, if a lien exists, will be charged to the stockholder. Subject to our waiver of the one-year holding period requirement, shares required to be redeemed in connection with the death of a stockholder may be repurchased without the one-year activity period requirement, at a purchase price equal to the price actually paid for the shares.
          During any calendar year, we will not redeem in excess of 3.0% of the weighted average number of shares outstanding during the prior calendar year. The cash available for redemption will be limited to the proceeds from the sale of shares pursuant to our distribution reinvestment plan.
          We will redeem our shares on the last business day of the month following the end of each quarter. Requests for redemption would have to be received on or prior to the end of the quarter in order for us to repurchase the shares as of the end of the next month. You may withdraw your request to have your shares redeemed at any time prior to the last day of the applicable quarter.
          If we could not purchase all shares presented for redemption in any quarter, based upon insufficient cash available and the limit on the number of shares we may redeem during any calendar year, we would attempt to honor redemption requests on a pro rata basis. We would treat the unsatisfied portion of the redemption request as a request for redemption the following quarter. At such time, you may then (1) withdraw your request for redemption at any time prior to the last day of the new quarter or (2) ask that we honor your request at such time, if, any, when sufficient funds become available. Such pending requests will generally be honored on a pro rata basis. We will determine whether we have sufficient funds available as soon as practicable after the end of each quarter, but in any event prior to the applicable payment date.
          Our board of directors may choose to amend, suspend or terminate our share redemption program upon 30 days notice at any time. Additionally we will be required to discontinue sales of shares under the distribution reinvestment plan on the earlier of June 27, 2007, which is two years from the effective date of this offering, unless the offering is extended, or the date we sell 5,952,000 shares under the plan, unless we file a new registration statement with the Securities and Exchange Commission and applicable states. Because the redemption of shares will be funded with the net proceeds we receive from the sale of shares under the distribution reinvestment plan, the discontinuance or termination of the distribution reinvestment plan will adversely affect our ability to redeem shares under the share redemption program. We would notify you of such developments (i) in the annual or quarterly reports mentioned above or (ii) by means of a separate mailing to you, accompanied by disclosure in a current or periodic report under the Exchange Act. During this offering, we would also include this information in a prospectus supplement or post-effective amendment to the registration statement, as then required under federal securities laws.
          Our share redemption program is only intended to provide interim liquidity for stockholders until a liquidity event occurs, such as the listing of the shares on a national securities exchange, inclusion of the shares for on a national market system, or our merger with a listed company. The share redemption program will be terminated if the shares become listed on a national securities exchange or included for quotation on a national market system. We cannot guarantee that a liquidity event will occur.
          The shares we redeem under our share redemption program will be cancelled and return to the status of unauthorized but unissued shares. We do not intend to resell such shares to the public unless they are first registered with the Securities and Exchange Commission under the Securities Act and under appropriate state securities laws or otherwise sold in compliance with such laws.
          The following information replaces the first paragraph of the section of our prospectus captioned “Summary of Distribution Reinvestment Plan” on page 123 of the prospectus:
          We have adopted a distribution reinvestment plan pursuant to which our stockholders and, subject to certain conditions set forth in our distribution reinvestment plan, any stockholder or partner of any other publicly offered limited partnership, real estate investment trust or other real estate program sponsored by our advisor or its affiliates, may participate in our distribution reinvestment plan and elect to purchase shares of our common stock with our distributions or distributions from such other programs. We are offering 5,952,000 shares for sale pursuant to our distribution reinvestment plan. We intend to offer shares at the higher of 95% of the estimated value of a share of our common stock, as estimated by our board of directors, or $9.50 per share. The per share price for our distribution reinvestment plan was determined based in part upon federal income tax considerations. The United States Internal Revenue Service has ruled that in connection with a reinvestment plan, a REIT may give a discount of up to 5% on reinvested shares, as a result of the savings to the REIT resulting from directly issuing the reinvestment plan shares, but that a discount in excess of 5% will be treated as a preferential, non-deductible dividend. We have the discretion to extend the offering period for the shares being offered pursuant to this prospectus under our distribution reinvestment plan beyond the termination of this offering until we have sold 5,952,000 shares through the reinvestment of distributions. We may also offer shares pursuant to a new registration statement.
          The following information replaces the section of our prospectus captioned “Plan of Distribution — The Offering” on page 130 of the prospectus:
          We are offering a maximum of 55,342,000 shares of our common stock to the public through Cole Capital Corporation, our dealer manager, a registered broker-dealer affiliated with our advisor. Of this amount, we are offering 49,390,000 shares in our primary offering at a price of $10.00 per share, except as provided below. The shares are being offered on a “best efforts” basis, which means generally that the dealer manager will be required to use only its best efforts to sell the shares and it has no firm commitment or obligation to purchase any of the shares. We are also offering 5,952,000 shares for sale pursuant to our distribution reinvestment plan. The purchase price for shares sold under our distribution reinvestment plan will be equal to the higher of 95% of the estimated value of a share of common stock, as estimated by our board of directors and $9.50 per share. The reduced purchase price for shares purchased pursuant to our distribution reinvestment plan reflects that there will be no fees, commissions or expenses paid with respect to these shares. The offering of shares of our common stock will terminate on or before June 27, 2007, which is two years after the effective date of this offering, unless the offering is extended. At the discretion of our board of directors, we may elect to extend the termination date of our offering of shares reserved for issuance pursuant to our distribution reinvestment plan until we have sold 5,952,000 shares through the reinvestment of distributions, in which case participants in the plan will be notified. This offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate this offering at any time prior to the stated termination date.
          The following information replaces the table in the section of our prospectus captioned “Plan of Distribution — Compensation We Will Pay for the Sale of our Shares” beginning on page 130 of the prospectus:

	Per Share	Total Minimum	Total Maximum
Primary Offering
Price to Public	$10.00	$2,500,000	$493,900,000
Selling Commissions	0.70	175,000	34,573,000
Dealer Manager fees	0.15	37,500	7,408,500

Proceeds to Cole REIT II	$9.15	$2,287,500	$451,918,500

Reinvestment Plan
Price to Public	$9.50	—	$56,544,000
Distribution Selling Commissions	—	—	—
Dealer Manager Fees	—	—	—

Proceeds to Cole REIT II	$9.50	—	$56,544,000

Acquisition and Investment Policies
          The following information replaces the section of the prospectus captioned “Investment Objectives and Policies – Acquisition and Investment Policies” beginning on page 70 of the prospectus:
     Types of Investments
          We invest primarily in income-generating retail properties, net leased to investment grade and other creditworthy tenants. Our investments may be direct investments in such properties or in other entities that own or invest in, directly or indirectly, interests in such properties. We seek to acquire a portfolio of real estate that is diversified by geographical location and by type and size of property. Currently, our portfolio consists primarily of freestanding, single-tenant properties net leased for use as retail establishments. A portion of our portfolio also includes multi-tenant retail properties and single-tenant properties leased to office and industrial tenants. Although we expect our portfolio will continue to consist primarily of freestanding, single-tenant properties, we expect to continue to invest in other property types, including office and industrial properties, leased to one or more tenants. In addition, we expect to further diversify our portfolio by investing in multi-tenant properties that compliment our overall investment objectives and mortgage loans (See “Making Loans and Investments in Mortgages”).
          Many of our properties will be leased to tenants in the chain or franchise retail industry, including but not limited to convenience stores, drug stores and restaurant properties. Other properties may be leased to large, national “big box” retailers, so-called “power centers,” which are comprised of big box retailers and smaller retail establishments, and other multi-tenant properties that compliment our overall investment objectives. Our advisor monitors industry trends and invests in properties on our behalf that serve to provide a favorable return balanced with risk. Our management primarily targets retail businesses with established track records. This industry is highly property dependent, therefore our advisor believes it offers highly competitive sale-leaseback investment opportunities.
          We believe that our general focus on the acquisition of freestanding, retail properties net leased to investment grade and other creditworthy tenants presents lower investment risks and greater stability than other sectors of today’s commercial real estate market. Unlike funds that invest solely in multi-tenant properties, we plan to acquire a diversified portfolio comprised primarily of single-

tenant properties and a smaller number of multi-tenant properties that compliment our overall investment objectives. By primarily acquiring single-tenant properties, we believe that lower than expected results of operations from one or a few investments will not necessarily preclude our ability to realize our investment objectives of cash flow and preservation of capital from our overall portfolio. In addition, we believe that freestanding retail properties, as compared to shopping centers, malls and other traditional retail complexes, offer a distinct investment advantage since these properties generally require less management and operating capital, have less recurring tenant turnover and generally offer superior locations that are less dependent on the financial stability of adjoining tenants. In addition, since we intend to acquire properties that are geographically diverse, we expect to minimize the potential adverse impact of economic downturns in local markets. Our management believes that a portfolio consisting primarily of freestanding, single-tenant retail properties, net leased to creditworthy tenants diversified geographically and by brand and number of tenants will enhance our liquidity opportunities for investors by making the sale of individual properties, multiple properties or our investment portfolio as a whole attractive to institutional investors and by making a possible listing of our shares attractive to the public investment community.
          To the extent feasible, we will seek to achieve a well-balanced portfolio diversified by geographic location, age of the property and lease maturity. We will pursue properties whose tenants represent a variety of industries so as to avoid concentration in any one industry. We expect these industries to include all types of retail establishments, such as “big box” retailers, convenience stores, drug stores and restaurant properties. We expect that tenants of our properties will also be diversified between national, regional and local brands. We will generally target properties with lease terms in excess of ten years. We may acquire properties with shorter terms if the property is in an attractive location, if the property is difficult to replace, or if the property has other significant favorable attributes. We expect that these investments will provide long-term value by virtue of their size, location, quality and condition and lease characteristics. We currently expect all of our acquisitions will be in the United States, including U.S. protectorates.
          Many retail companies today are entering into sale-leaseback arrangements as a strategy for applying more capital that would otherwise be applied to their real estate holdings to their core operating businesses. We believe that our investment strategy will enable us to take advantage of the increased emphasis on retailers’ core business operations in today’s competitive corporate environment as retailers attempt to divest from real estate assets.
          There is no limitation on the number, size or type of properties that we may acquire or on the percentage of net proceeds of this offering that may be invested in a single property. The number and mix of properties will depend upon real estate market conditions and other circumstances existing at the time of acquisition of properties and the amount of proceeds raised in this offering. For a further description, see the section titled “– Other Possible Investments” below.
          We intend to incur debt to acquire properties where our board determines that incurring such debt is in our best interest. In addition, from time to time, we may acquire some properties without financing and later incur mortgage debt secured by one or more of such properties if favorable financing terms are available. We will use the proceeds from such loans to acquire additional properties. See “– Borrowing Policies” under this section for a more detailed explanation of our borrowing intentions and limitations.
     Investment Grade and Other Creditworthy Tenants
          In evaluating potential property acquisitions consistent with our investment objectives, we will apply credit underwriting criteria to the tenants of existing properties. Similarly, we will apply credit underwriting criteria to possible new tenants when we are re-leasing properties in our portfolio. Tenants of our properties frequently will be national or super-regional retail chains of creditworthy entities having high net worth and operating income. Generally, these tenants must be experienced multi-unit operators with a proven track record in order to meet the credit tests applied by our advisor.
          A tenant will be considered “investment grade” when the tenant has a debt rating by Moody’s of Baa3 or better or a credit rating by Standard & Poor’s of BBB- or better, or its payments are guaranteed by a company with such rating. As of October 30, 2006, approximately 46% of all scheduled lease payments were projected to be derived from tenants that maintain an investment grade credit rating, while approximately 32% and 22% of scheduled lease payments were projected to be derived from non-investment grade tenants and non-rated tenants, respectively. Changes in tenant credit ratings, coupled with future acquisition and disposition activity, may increase or decrease our concentration of investment grade tenants in the future.
          Moody’s ratings are opinions of future relative creditworthiness based on an evaluation of franchise value, financial statement analysis and management quality. The rating given to a debt obligation describes the level of risk associated with receiving full and timely payment of principal and interest on that specific debt obligation and how that risk compares with that of all other debt obligations. The rating, therefore, measures the ability of a company to generate cash in the future.
          A Moody’s debt rating of Baa3, which is the lowest investment grade rating given by Moody’s, is assigned to companies with adequate financial security. However, certain protective elements may be lacking or may be unreliable over any given period of time. A Moody’s debt rating of Aaa, which is the highest investment grade rating given by Moody’s, is assigned to companies with exceptional financial security. Thus, investment grade tenants will be judged by Moody’s to have at least adequate financial security, and will in some cases have exceptional financial security.
          Standard & Poor’s assigns a credit rating to both companies as a whole and to each issuance or class of a company’s debt. A Standard & Poor’s credit rating of BBB-, which is the lowest investment grade rating given by Standard & Poor’s, is assigned to companies that exhibit adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the company to meet its financial commitments. A Standard & Poor’s credit rating of AAA+, which is the highest investment grade rating given by Standard & Poor’s, is assigned to companies or issuances with extremely strong capacities to meet their financial commitments. Thus, investment grade tenants will be judged by Standard & Poor’s to have at least adequate protection parameters, and will in some cases have extremely strong financial positions.
          Other creditworthy tenants are tenants with financial profiles that our advisor believes meet our investment objectives. In evaluating the credit worthiness of a tenant or prospective tenant, our advisor does not use specific quantifiable standards, but does consider many factors, including the proposed terms of the acquisition. The factors our advisor considers include the financial condition of the tenant and/or guarantor, the operating history of the property with such tenant or tenants, the tenant’s or tenants’ market share and track record within its industry segment, the general health and outlook of the tenant’s or tenants’ industry segment, and the lease length and terms at the time of the acquisition.
     Description of Leases
          We typically purchase single-tenant properties with existing leases, and when spaces become vacant or existing leases expire we anticipate entering into “net” leases. “Net” leases means leases that typically require that tenants pay all or a majority of the operating expenses, including real estate taxes, special assessments and sales and use taxes, utilities, insurance and building repairs related to the property, in addition to the lease payments. There are various forms of net leases, typically classified as triple net or double net. Triple net leases typically require the tenant to pay all costs associated with a property in addition to the base rent and percentage rent, if any. Double net leases typically have the landlord responsible for the roof and structure, or other aspects of the property, while the tenant is responsible for all remaining expenses associated with the property. In the event that we acquire multi-tenant properties, we expect to have a variety of lease arrangements with the tenants of such properties. Since each lease is an individually negotiated contract between two or more parties, each contract will have different obligations of both the landlord and tenant. Many large national tenants have standard lease forms that generally do not vary from property to property, and we will have limited ability to revise the terms of leases to those tenants.
          We anticipate that a majority of our acquisitions will have lease terms of ten years or more at the time of the acquisition. We may acquire properties under which the lease term has partially run. We also may acquire properties with shorter lease terms if the property is in an attractive location, if the property is difficult to replace, or if the property has other significant favorable real estate attributes. Under most commercial leases, tenants are obligated to pay a predetermined annual base rent. Some of the leases also will contain provisions that increase the amount of base rent payable at points during the lease term and/or percentage rent that can be calculated by a number of factors. Under triple and double net leases, the tenants are generally required to pay the real estate taxes, insurance, utilities and common area maintenance charges associated with the properties. Generally, the leases require each tenant to procure, at its own expense, commercial general liability insurance, as well as property insurance covering the building for the full replacement value and naming the ownership entity and the lender, if applicable, as the additional insured on the policy. As a precautionary measure, our advisor may obtain, to the extent available, secondary liability insurance, as well as loss of rents insurance that covers one year of annual rent in the event of a rental loss. The secondary insurance coverage names the ownership entity as the named insured on the policy. The insurance coverage insures Cole Holdings Corporation and any entity formed under Cole Holdings Corporation.
          Some leases do require that the ownership entity procure the insurance for both commercial general liability and property damage insurance; however, the premiums are fully reimbursable from the tenant. In the event the ownership entity procures such insurance, the policy lists the ownership entity as the named insured on the policy and the tenant as the additional insured.
          Tenants are required to provide proof of insurance by furnishing a certificate of insurance to our advisor on an annual basis. The insurance certificates are carefully tracked and reviewed for compliance by our advisor’s property management department.
          In general, leases may not be assigned or subleased without our prior written consent. The original tenant generally will remain fully liable under the lease unless we release that tenant.
     Other Possible Investments
          Although we expect that most of our property acquisitions will be of the type described above, we may make other investments. For example, we are not limited to investments in single-tenant retail properties or properties leased to investment grade and other creditworthy tenants and complimentary multi-tenant properties. We may invest in other commercial properties such as business and industrial parks, manufacturing facilities, office buildings and warehouse and distribution facilities, or in other entities that make such investments or own such properties, in order to reduce overall portfolio risks or enhance overall portfolio returns if our advisor and board of directors determine that it would be advantageous to do so. Further, to the extent that our advisor and board of directors determine it is in our best interest, due to the state of the real estate market, in order to diversify our investment portfolio or otherwise, we will make or invest in mortgage loans secured by the same types of commercial properties that we intend to acquire.
          Our criteria for investing in mortgage loans will be substantially the same as those involved in our investment in properties. We do not intend to make loans to other persons (other than mortgage loans), to underwrite securities of other issuers or to engage in the purchase and sale of any types of investments other than interests in real estate.
     Investment Decisions
          Cole Advisors II has substantial discretion with respect to the selection of specific investments and the purchase and sale of our properties, subject to the approval of our board of directors. In pursuing our investment objectives and making investment decisions for us, Cole Advisors II evaluates the proposed terms of the purchase against all aspects of the transaction, including the condition and financial performance of the property, the terms of existing leases and the creditworthiness of the tenant, terms of the lease and property and location characteristics. Because the factors considered, including the specific weight we place on each factor, will vary for each potential investment, we do not, and are not able to, assign a specific weight or level of importance to any particular factor.
          In addition to procuring and reviewing an independent valuation estimate and property condition report, our advisor also will, to the extent such information is available, consider the following:
•	unit level store performance

•	property location, visibility and access

•	age of the property, physical condition and curb appeal

•	neighboring property uses

•	local market conditions including vacancy rates

•	area demographics, including trade area population and average household income

•	neighborhood growth patterns and economic conditions

•	presence of nearby properties that may positively impact store sales at the subject property

•	lease terms, including length of lease term, scope of landlord responsibilities, presence and frequency of contractual rental increases, renewal option provisions, exclusive and permitted use provisions, co-tenancy requirements and termination options.
          Our advisor will consider whether properties are leased by, or have leases guaranteed by, companies that maintain an investment grade rating by either Standard and Poor’s or Moody’s Investor Services. Our advisor also will consider non-rated and non-investment grade rated tenants that we consider creditworthy, as described in “– Investment Grade and Other Creditworthy Tenants” above.
          Our advisor will carefully review the terms of each existing lease by considering various factors, including:
•	rent escalations

•	remaining lease term

•	renewal option terms

•	tenant purchase options

•	termination options

•	scope of the landlord’s maintenance, repair and replacement requirements

•	projected net cash flow yield

•	projected internal rates of return.
     Conditions to Closing Our Acquisitions
          Generally, we will condition our obligation to close the purchase of any investment on the delivery and verification of certain documents from the seller or developer, including, where appropriate:
•	plans and specifications

•	surveys

•	evidence of marketable title, subject to such liens and encumbrances as are acceptable to Cole Advisors II

•	financial statements covering recent operations of properties having operating histories

•	title and liability insurance policies

•	tenant estoppel certificates.
          We generally will not purchase any property unless and until we also obtain what is generally referred to as a “Phase I” environmental site assessment and are generally satisfied with the environmental status of the property. However, we may purchase a property without obtaining such assessment if our advisor determines it is not warranted. A Phase I environmental site assessment basically consists of a visual survey of the building and the property in an attempt to identify areas of potential environmental concerns, visually observing neighboring properties to asses surface conditions or activities that may have an adverse environmental impact on the property, and contacting local governmental agency personnel who perform a regulatory agency file search in an attempt to determine any known environmental concerns in the immediate identity of the property. A Phase I environmental site assessment does not generally include any sampling or testing of soil, ground water or building materials from the property and may not reveal all environmental hazards on a property.
          We may enter into purchase and sale arrangements with a seller or developer of a suitable property under development or construction. In such cases, we will be obligated to purchase the property at the completion of construction, provided that the construction conforms to definitive plans, specifications, and costs approved by us in advance. In such cases, prior to our acquiring the property, we generally would receive a certificate of an architect, engineer or other appropriate party, stating that the property complies with all plans and specifications. If renovation or remodeling is required prior to the purchase of a property, we expect to pay a negotiated maximum amount to the seller upon completion. We do not currently intend to construct or develop properties or to render any services in connection with such development or construction.

          In determining whether to purchase a particular property, we may, in accordance with customary practices, obtain an option on such property. The amount paid for an option, if any, is normally surrendered if the property is not purchased and is normally credited against the purchase price if the property is purchased.”
          In purchasing, leasing and developing properties, we will be subject to risks generally incident to the ownership of real estate. See “Risk Factors – General Risks Related to Investments in Real Estate.”
     Ownership Structure
          Our investment in real estate generally takes the form of holding fee title or a long-term leasehold estate. We acquire such interests either directly through our operating partnership, or indirectly through limited liability companies, limited partnerships, or through investments in joint ventures, partnerships, co-tenancies or other co-ownership arrangements with the developers of the properties, affiliates of Cole Advisors II or other persons. See “Our Operating Partnership Agreement” elsewhere in this prospectus and “– Joint Venture Investments” sections below. In addition, we may purchase properties and lease them back to the sellers of such properties. While we will use our best efforts to structure any such sale-leaseback transaction so that the lease will be characterized as a “true lease” and so that we will be treated as the owner of the property for federal income tax purposes, we cannot assure you that the Internal Revenue Service will not challenge this characterization. In the event that any sale-leaseback transaction is re-characterized as a financing transaction for federal income tax purposes, deductions for depreciation and cost recovery relating to such property would be disallowed. See “Federal Income Tax Considerations – Sale-Leaseback Transactions.”
     Joint Venture Investments
          We may enter into joint ventures, partnerships, co-tenancies and other co-ownership arrangements with third parties as well as affiliated entities, including other real estate programs sponsored by affiliates of our advisor for the acquisition, development or improvement of properties with affiliates of our advisor, including other real estate programs sponsored by affiliates of our advisor. We may also enter into such arrangements with real estate developers, owners and other unaffiliated third parties for the purpose of developing, owning and operating real properties. In determining whether to invest in a particular joint venture, Cole Advisors II will evaluate the real property that such joint venture owns or is being formed to own under the same criteria described above in “– Investment Decisions” for the selection of our real estate property investments.
          Our general policy is to invest in joint ventures only when we will have a right of first refusal to purchase the co-venturer’s interest in the joint venture if the co-venturer elects to sell such interest. In the event that the co-venturer elects to sell property held in any such joint venture, however, we may not have sufficient funds to exercise our right of first refusal to buy the other co-venturer’s interest in the property held by the joint venture. In the event that any joint venture with an affiliated entity holds interests in more than one property, the interest in each such property may be specially allocated based upon the respective proportion of funds invested by each co-venturer in each such property.
          Cole Advisors II may have conflicts of interest in determining which Cole-sponsored program should enter into any particular joint venture agreement. The co-venturer may have economic or business interests or goals that are or may become inconsistent with our business interests or goals. In addition, Cole Advisors II may face a conflict in structuring the terms of the relationship between our interests and the interest of the affiliated co-venturer and in managing the joint venture. Since Cole Advisors II and its affiliates will control both the affiliated co-venturer and, to a certain extent, us, agreements and transactions between the co-venturers with respect to any such joint venture will not have the benefit of arm’s-length negotiation of the type normally conducted between unrelated co-venturers, which may result in the co-venturer receiving benefits greater than the benefits that we receive. In addition, we may have liabilities that exceed the percentage of our investment in the joint venture.
          We may enter into joint ventures with other Cole real estate programs only if a majority of our directors not otherwise interested in the transaction and a majority of our independent directors approve the transaction as being fair and reasonable to us and on substantially the same terms and conditions as those received by other joint venturers.
     Borrowing Policies
          Our advisor believes that utilizing borrowing is consistent with our investment objective of maximizing the return to investors. By operating on a leveraged basis, we will have more funds available for investment in properties. This will allow us to make more investments than would otherwise be possible, resulting in a more diversified portfolio. There is no limitation on the amount we may borrow against any single improved property. However, under our charter, we are required to limit our borrowings to 60% of the greater of cost (before deducting depreciation or other non-cash reserves) or fair market value of our gross assets, unless excess borrowing is approved by a majority of the independent directors and disclosed to our stockholders in the next quarterly report along with the justification for such excess borrowing. In the event that we issue preferred stock that is entitled to a preference over the common stock in respect of distributions or liquidation or is treated as debt under GAAP, we will include it in the leverage restriction calculations, unless the issuance of the preferred stock is approved or ratified by our stockholders. We expect that during the period of this offering we will request that our independent directors approve borrowings in excess of this limitation since we will then be in the process of raising our equity capital to acquire our portfolio. However, we anticipate that our overall leverage following our offering stage will be within our charter limit. As of September 30, 2006, we had an aggregate debt leverage ratio of 52% of the aggregate original purchase price of our properties.
          Our advisor will use its best efforts to obtain financing on the most favorable terms available to us. All of our financing arrangements must be approved by a majority of our board members including a majority of our independent directors. Lenders may have recourse to assets not securing the repayment of the indebtedness. Our advisor may refinance properties during the term of a loan only in limited circumstances, such as when a decline in interest rates makes it beneficial to prepay an existing mortgage, when an existing mortgage matures or if an attractive investment becomes available and the proceeds from the refinancing can be used to purchase such investment. The benefits of the refinancing may include increased cash flow resulting from reduced debt service requirements, an increase in dividend distributions from proceeds of the refinancing, if any, and an increase in property ownership is some refinancing proceeds are reinvested in real estate.
          Our ability to increase our diversification through borrowing may be adversely impacted if banks and other lending institutions reduce the amount of funds available for loans secured by real estate. When interest rates on mortgage loans are high or financing is otherwise unavailable on a timely basis, we may purchase certain properties for cash with the intention of obtaining a mortgage loan for a portion of the purchase price at a later time. To the extent that we do not obtain mortgage loans on our properties, our ability to acquire additional properties will be restricted.
          We may not borrow money from any of our directors or from our advisor or its affiliates unless such loan is approved by a majority of the directors not otherwise interested in the transaction (including a majority of the independent directors) as fair, competitive and commercially reasonable and no less favorable to us than a comparable loan between unaffiliated parties.
Investment Limitations
     The following information replaces the section of the prospectus captioned “Investment Objectives and Policies — Investment Limitations” beginning on page 81 of the prospectus:
     Our charter places numerous limitations on us with respect to the manner in which we may invest our funds or issue securities. These limitations cannot be changed unless our charter is amended, which requires approval of our stockholders. Unless our charter is amended, we will not:
•	borrow in excess of 60% of the greater of the aggregate cost (before deducting depreciation or other non-cash reserves) or fair market value of all assets owned by us, unless approved by a majority of our independent directors and disclosed to our stockholders in our next quarterly report along with the justification for such excess borrowing;

•	make investments in unimproved property or mortgage loans on unimproved property in excess of 10% of our total assets;

•	make or invest in mortgage loans unless an appraisal is obtained concerning the underlying property, except for those mortgage loans insured or guaranteed by a government or government agency;

•	make or invest in mortgage loans, including construction loans, on any one property if the aggregate amount of all mortgage loans on such property would exceed an amount equal to 85% of the appraised value of such property unless substantial justification exists for exceeding such limit because of the presence of other underwriting criteria;

•	make an investment in a property or mortgage loan if the related acquisition fees and acquisition expenses are unreasonable or exceed 6% of the purchase price of the property or, in the case of a mortgage loan, 6% of the funds advanced; provided that the investment may be made if a majority of our independent directors determines that the transaction is commercially competitive, fair and reasonable to us;

•	invest in equity securities unless a majority of our independent directors approves such investment as being fair, competitive and commercially reasonable;

•	invest in real estate contracts of sale, otherwise known as land sale contracts, unless the contract is in recordable form and is appropriately recorded in the chain of title;

•	invest in commodities or commodity futures contracts, except for futures contracts when used solely for the purpose of hedging in connection with our ordinary business of investing in real estate assets and mortgages;

•	issue equity securities on a deferred payment basis or other similar arrangement;

•	issue debt securities in the absence of adequate cash flow to cover debt service;

•	issue equity securities that are assessable after we have received the consideration for which our board of directors authorized their issuance; or

•	issue equity securities redeemable solely at the option of the holder, which restriction has no effect on our share redemption program or the ability of our operating partnership to issue redeemable partnership interests.
     In addition, our charter includes many other investment limitations in connection with transactions with affiliated entities or persons, which limitations are described above under “Conflicts of Interest.” Our charter also includes restrictions on roll-up transactions, which are described under “Description of Shares” below.
Increase in the Number of Shares Authorized Under our Charter
          The following information replaces the risk factor under the risk captioned “Our charter permits our board of directors to issue stock with terms that may subordinate the rights of common stockholders or discourage a third party from acquiring us in a manner that might result in a premium price to our stockholders” on page 24 of the prospectus:
          Our charter permits our board of directors to issue up to 350,000,000 shares of stock. In addition, our board of directors, without any action by our stockholders, may amend our charter from time to time to increase or decrease the aggregate number of shares or the number of shares of any class or series of stock that we have authority to issue. Our board of directors may classify or reclassify any unissued common stock or preferred stock and establish the preferences, conversion or other rights, voting powers, restrictions, limitations as to distributions, qualifications and terms or conditions of redemption of any such stock. Thus, our board of directors could authorize the issuance of preferred stock with terms and conditions that could have a priority as to distributions and amounts payable upon liquidation over the rights of the holders of our common stock. Preferred stock could also have the effect of delaying, deferring or preventing a change in control of us, including an extraordinary transaction (such as a merger, tender offer or sale of all or substantially all of our assets) that might provide a premium price for holders of our common stock. See the “Description of Shares — Preferred Stock” section of this prospectus.
          The following information replaces the risk factor under the risk captioned “Your interest in Cole REIT II will be diluted if we issue additional shares” on page 27 of the prospectus:
          Existing stockholders and potential investors in this offering do not have preemptive rights to any shares issued by us in the future. Our charter currently has authorized 350,000,000 shares of stock, of which 340,000,000 shares are designated as common stock and 10,000,000 are designated as preferred stock. Subject to any limitations set forth under Maryland law, our board of directors may increase the number of authorized shares of stock, increase or decrease the number of shares of any class or series of stock designated, or reclassify any unissued shares without the necessity of obtaining stockholder approval. All of such shares may be issued in the discretion of our board of directors. Therefore, in the event that we (1) sell shares in this offering or sell additional shares in the future, including those issued pursuant to our distribution reinvestment plan, (2) sell securities that are convertible into shares of our common stock, (3) issue shares of our common stock in a private offering of securities to institutional investors, (4) issue shares of our common stock upon the exercise of the options granted to our independent directors, (5) issue shares to our advisor, its successors or assigns, in payment of an outstanding fee obligation as set forth under our advisory agreement, or (6) issue shares of our common stock to sellers of properties acquired by us in connection with an exchange of limited partnership interests of Cole OP II, existing stockholders and investors purchasing shares in this offering will likely experience dilution of their equity investment in us. In addition, the partnership agreement for Cole OP II contains provisions that would allow, under certain circumstances, other entities, including other Cole-sponsored programs, to merge into or cause the exchange or conversion of their interest for interests of Cole OP II. Because the limited partnership interests of Cole OP II may, in the discretion of our board of directors, be exchanged for shares of our common stock, any merger, exchange or conversion between Cole OP II and another entity ultimately could result in the issuance of a substantial number of shares of our common stock, thereby diluting the percentage ownership interest of other stockholders. Because of these and other reasons described in this “Risk Factors” section, you should not expect to be able to own a significant percentage of our shares.
          The following replaces the information in the first sentence of the second paragraph under the caption “Description of Shares” on page 112 of the prospectus:
          Our charter authorizes us to issue up to 350,000,000 shares of stock, of which 340,000,000 shares are designated as common stock at $0.01 par value per share and 10,000,000 shares are designated as preferred stock at $0.01 par value per share. Our board of directors may amend our charter to increase or decrease the aggregate number of our authorized shares or the number of shares of any class or series that we have authority to issue without any action by our stockholders.